Exhibit 99.1

Jinxin Announces US$2 Million Share Repurchase Program

SHANGHAI, October 22, 2025 /PRNewswire/ --Jinxin Technology Holding Company ("Jinxin" or the "Company") (Nasdaq: NAMI), an innovative digital content service provider in China, today announced that its board of directors has authorized a share repurchase program under which the Company may repurchase up to US$2 million worth of its ordinary shares (including in the form of American depositary shares) over a period until October 21, 2026. The Company plans to adopt and implement this share repurchase program in accordance with applicable rules and requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company’s insider trading policy.

The Company's proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The manner, timing and amount of any share repurchases will be subject to various factors including the requirements under Rule 10b-18 and/or Rule 10b5-1 of the Exchange Act. The Company's board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size or suspend or discontinue the program. The Company expects to fund the repurchases out of its existing cash balance.

The share repurchase program does not obligate the Company to acquire any particular number of shares, and the share repurchase program may be modified, suspended or terminated at any time at the management's discretion.

Management Commentary

“We believe that the current market price of our shares does not fully reflect the intrinsic value and long-term growth potential of our business,” said Mr. Jin XU, Chairman of the Board and Chief Executive Officer of Jinxin Technology Holding Company. “This share repurchase program reflects our confidence in Jinxin’s strategic direction, solid fundamentals, and our commitment to delivering sustainable value for shareholders.”

“With a strong balance sheet and healthy cash position, we are well positioned to execute this share repurchase program while continuing to invest in AI-led education technologies that enhance user engagement and content experience, as well as digital content technologies that support our long-term growth,” added Mr. Jun Jiang, Chief Operating Officer of Jinxin Technology Holding Company. “We remain focused on creating long-term shareholder value as we continue to strengthen our position in the rapidly evolving digital content ecosystem.”

About Jinxin Technology Holding Company

Jinxin is an innovative digital content service provider in China, with sustainable long-term growth. Leveraging our powerful digital content generation engine powered by advanced AI/AR/VR/digital human technologies, we are committed to offering our users high-quality digital content services through both our own platform and the content distribution channels of our strong partners.

For more information, please visit: https://ir.namibox.com/index/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "confident," "potential," "continue," or other similar expressions. Jinxin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Jinxin's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Jinxin's goals and strategies; Jinxin's future business development, financial conditions, and results of operations; the expected outlook of the on-demand e-commerce market in China; Jinxin's expectations regarding demand for and market acceptance of its products and services; Jinxin's expectations regarding its relationships with its users, clients, business partners, and other stakeholders; competition in Jinxin's industry; Jinxin's proposed use of proceeds; and relevant government policies and regulations relating to Jinxin's industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company's filings with the Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and the Company undertakes no obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Jinxin Technology Holding Company

Investor Relations Department

Email: ir@namibox.com